Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Miluna Acquisition Corp. on Form S-4 of our report dated May 14, 2026, relating to the financial statements of Kukugan Invest as of September 3, 2025 (the incorporation date of the Company) and December 31, 2025, and for the period from its incorporation date of September 3, 2025 to December 31, 2025, and our report dated May 14, 2026, relating to the financial statements of CADV Ventures S.A. as of December 31, 2025 and 2024 and for each of the two years in the period then ended December 31, 2025, appearing in this Registration statement on Form S-4 of Miluna Acquisition Corp. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

Guangzhou, China

August 27, 2026